BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer               Mailing Address:
Vice President                     P.O. Box 318
Telephone: 212-250-4599            Church Street Station
                                   New York, NY 10008


                                   February 14, 1996



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Bellsouth Corporation


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   /s/ Damian P. Reitemeyer



Enclosures






          SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                        SCHEDULE 13G

          Under the Securities Exchange Act of 1934
                   (Amendment No.  6 )*

                   Bellsouth Corporation
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (Par Value $1.00)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         079860102
          _______________________________________
                       CUSIP NUMBER


     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out
     for a reporting person   s initial filing on this form
     with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

               (Continued on following page(s))


CUSIP No. 079860102                     Page 1 of 8 Pages

1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corporation, its wholly-owned subsidiary, Bankers Trust Company, as Trustee for various trusts and employee benefit plans, and investment advisor, and its indirectly wholly owned subsidiary BT Variable, Inc. 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [X]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Bankers Trust New York Corporation, Bankers Trust
  Company, and BT Variable, Inc. are New York Corporations

 NUMBER OF     5. SOLE VOTING POWER

  SHARES         Bankers Trust New York
                    Corporation              247,500 shares
                 Bankers Trust Company     9,173,516 shares
                 BT Variable, Inc.                 0 shares
                    TOTAL SHARES           9,421,016

BENEFICIALLY   6. SHARED VOTING POWER

 OWNED BY        Bankers Trust New York
                    Corporation                    0 shares
                 Bankers Trust Company       154,932 shares
                 BT Variable, Inc.            46,500 shares
                    TOTAL SHARES             201,432

  EACH         7. SOLE DISPOSITIVE POWER

REPORTING        Bankers Trust New York
                    Corporation              247,500 shares
                 Bankers Trust Company    17,217,406 shares
                 BT Variable, Inc.                 0 shares
                    TOTAL SHARES          17,464,906
 CUSIP No. 079860102                     Page 2 of 8 Pages

 PERSON        8. SHARED DISPOSITIVE POWER

  WITH           Bankers Trust New York
                    Corporation                    0 shares
                 Bankers Trust Company       226,186 shares
                 BT Variable, Inc.            46,500 shares
                    TOTAL SHARES             272,686


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

                 Bankers Trust New York
                    Corporation              247,500 shares
                 Bankers Trust Company    17,443,592 shares
                 BT Variable, Inc.            46,500 shares
                    TOTAL SHARES        17,737,592

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES *

                   [X]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 Bankers Trust New York
                    Corporation              0.0%
                 Bankers Trust Company       1.8%
                 BT Variable, Inc.           0.0%
                    TOTAL                    1.8


12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
     BT Variable, Inc. - IC
 CUSIP No. 079860102                     Page 3 of 8 Pages


              DISCLAIMER OF BENEFICIAL OWNERSHIP

     THE FILING OF THIS SCHEDULE G STATEMENT SHALL NOT BE
     CONSTRUED AS AN ADMISSION THAT BANKERS TRUST NEW YORK
     CORPORATION OR BANKERS TRUST COMPANY, AS TRUSTEE (THE
      BANK )  IS, FOR THE PURPOSE OF SECTION 13(g) OF THE
     SECURITIES AND EXCHANGE ACT OF 1934, OR FOR ANY OTHER
     PURPOSE, THE BENEFICIAL OWNER OF THE SECURITIES SET
FORTH IN ITEM 4(a)(iv) HEREOF.

Item 1(a)    NAME OF ISSUER:

             Bellsouth Corporation

Item 1(b)    ADDRESS OF ISSUER   S PRINCIPAL EXECUTIVE
OFFICES:

             1155 Peachtree Street, N.E.
             Atlanta, GA  30367

Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust New York Corporation, its wholly-owned subsidiary, Bankers Trust Company, as Trustee for various trusts and employee benefit plans, and investment advisor, and its indirectly wholly-owned subsidiary BT
Variable, Inc.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             280 Park Avenue
             New York, New York  10017

Item 2(c)    CITIZENSHIP:

             Bankers Trust New York Corporation, Bankers
Trust Company, as Trustee for various trusts and
employee benefit plans, and investment advisor,
and BT Variable, Inc. are corporations
incorporated in the State of New York with their
principal business offices located in New York.
CUSIP No. 079860102                     Page 4 of 8 Pages

Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock (Par Value $1.00) of Bellsouth
             Corporation, a Georgia corporation.

Item 2(e)    CUSIP NUMBER:

             079860102


Item 3       THE PERSON FILING IS A:

             For Bankers Trust New York Corporation,

      (g)    [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

             For Bankers Trust Company,

      (b) [X] Bank as defined in section 3(a)(6) of the Act.

             For BT Variable, Inc.

      (c)    [X] Insurance Company as defined in Section
3(a)(19) of the Act

Item 4       OWNERSHIP:

      (a)    Amount Beneficially Owned:

      As of December 31, 1995

      (i) Bankers Trust New York Corporation was the beneficially owner of 247,500 shares of common stock;

     (ii) Bankers Trust Company (the    Bank   ), as Trustee
for various trusts and employee benefit plans, and investment advisor, was the beneficial owner of 17,443,592 shares of common stock;


 CUSIP No. 079860102                     Page 5 of 8 Pages

     (iii)BT Variable, Inc., a indirectly wholly-owned subsidiary of Bankers Trust Company was the beneficial owner of 46,500 shares of common stock;

     (iv) Bankers Trust Company was the record owner of
94,484,925 shares as Trustee of the Bellsouth
          Management Savings & Security Plan, the Savings &
Security Plan and the Retirement Savings Plan (the
Plan   ) with respect to which the bank disclaims
beneficial ownership.

          The Plan states that each Plan participant shall have the right to direct the manner in which shares of common stock shall be voted at all stockholders meetings. The Department of Labor has expressed the view that, under certain circumstances, ERISA may require the Trustee to vote shares which are not allocated to participants accounts and unvoted shares. Since, in the view of the Bank and Bankers Trust New York
Corporation, such voting power is merely a residual power based upon the occurrence of an unlikely contingency and is not a sole or shared power to vote the securities, the Bank and Bankers
          Trust New York Corporation hereby disclaim beneficial ownership of such securities.

         (b)  PERCENT OF CLASS:

          The common stock described in Item 4(a) above as
to which Bankers Trust New York Corporations, Bank
Trust Company (the Bank) and BT Variable
acknowledges beneficial ownership constitutes 1.8%
of the Issuer   s outstanding Common Stock.  The
Common Stock as to which the Bank disclaims
beneficial ownership constitutes 9.5% of the
Issuer   s outstanding Common Stock.






CUSIP No. 079860102                     Page 6 of 8 Pages


     (c)  Number of shares as to which the Bank has:
          (i)  sole power to vote or to direct the
                 vote -
               Bankers Trust New York
                Corporation                  247,500 shares
               Bankers Trust Company, as Trustee for various trusts and employee benefit plans, and as
                investment advisor         9,173,516 shares
               BT Variable                         0 shares
                    TOTAL SHARES           9,421,016

          (ii) shared power to vote or to direct the
vote -
               Bankers Trust New York
                Corporation                        0 shares
               Bankers Trust Company, as Trustee for various trusts and employee benefit plans, and as
                investment advisor           154,932 shares
               BT Variable                    46,500 shares
                    TOTAL SHARES             201,432

          (iii)sole power to dispose or to direct the
disposition of -
               Bankers Trust New York
                Corporation                  247,500 shares
               Bankers Trust Company, as Trustee for various trusts and employee benefit plans, and as
                investment advisor        17,217,406 shares
               BT Variable                         0 shares
                    TOTAL SHARES          17,464,906


          (iv) shared power to dispose or to direct the
disposition of -
               Bankers Trust New York
                Corporation                        0 shares
               Bankers Trust Company, as Trustee for various trusts and employee benefit plans, and as
                investment advisor           226,186 shares
               BT Variable                    46,500 shares
                         TOTAL SHARES        272,686

CUSIP No. 079860102                     Page 7 of 8 Pages

Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF  CLASS:

             [ ]

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
OF ANOTHER PERSON:

             The Issuer   s Plan, and various trusts, and
employee benefit plan for which the Bank serves           as
Trustee, and accounts for which the Bank
serves as investment advisor, have the right to
receive and/or the power to direct the receipt            of
dividends from, or the proceeds from the sale of, such securities.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Item 3 above.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE GROUP:

             Not applicable.

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not Applicable














CUSIP No. 079860102                     Page 8 of 8 Pages


Item 10      CERTIFICATION:

             By signing below I certify that, to the best of
my knowledge and belief, the securities
referred to above were acquired in the ordinary
course of business and were not acquired for
the purpose of and do not have the effect of
changing or influencing the control of the
issuer of such securities and were not acquired           in
connection with or as a participant in any
             transaction having such purpose or effect.

SIGNATURE:

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1995

Signature:  Bankers Trust New York Corporation


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.
Title:           Secretary


Signature: Bankers Trust Company, as Trustee for various trusts, and employee benefit plans, and investment advisor

By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.
Title:           Secretary


Signature: BT Variable, Inc.

By:           /s/ Myles Tashman
Name:            Myles Tashman
Title:           Secretary


                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company




                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to BT Variable, Inc. is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                              |
                            100%
                              |

                  Whitewood Properties Corp

                              |
                            100%
                              |

                      BT Variable, Inc.